UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                            FORM 11-K

[  X  ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934


                    For the fiscal year ended
                        December 31, 1997


[     ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934


                 For the transition period from
                  ____________ to ____________


    Commission file number  1-13248  (Form S-8  No. 33-90608)


A. Full title of Plan and the address of the Plan, if different from that of issuer named below:

                 THE TAX-FAVORED SAVINGS PROGRAM

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                 RIGHTCHOICE MANAGED CARE, INC.
                      1831 Chestnut Street
                    St. Louis, MO  63103-2275




REQUIRED INFORMATION:

The Tax-Favored Savings Program is subject to ERISA and files the attached Plan Financial Statement and Schedules (pages 9 through
25) prepared in accordance with financial reporting requirements of ERISA.


EXHIBITS:                                                    Page Number

Consent of Independent Accountants - Coopers & Lybrand L.L.P.      3
Consent of Independent Accountants - Price Waterhouse L.L.P.       4


SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:


                 THE TAX-FAVORED SAVINGS PROGRAM








Date:     June 25, 1998                 By [s] SANDRA VAN TREASE
                                        Sandra Van Trease
                                        Chief Financial Officer,
                                        Executive Vice President and
                                        Chief Operating Officer





Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-90608) of
RightCHOICE Managed Care, Inc. of our report on the Blue
Cross and Blue Shield of Missouri Tax-Favored Savings
Program dated June 20, 1998 appearing on page 7 of this Form 11-K.

Coopers & Lybrand L.L.P.
June 26, 1998
St. Louis, Missouri


             CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-90608) of
RightCHOICE Managed Care, Inc. of our report on the financial statements of the Blue Cross and Blue Shield of Missouri Tax-Favored Savings Program dated April 4, 1997 appearing on page 8 of this Form 11-K.

Price Waterhouse LLP
June 26, 1998
St. Louis, Missouri


BLUE CROSS AND BLUE SHIELD OF MISSOURI
TAX-FAVORED SAVINGS PROGRAM

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996




Table of Contents

Reports of Independent Accountants                                1-2

Statement of Net Assets Available for Benefits, With Fund
     Information at December 31, 1997                             3-4

Statement of Net Assets Available for Benefits, With Fund
     Information at December 31, 1996                             5-6

Statements of Changes in Net Assets Available for Benefits,
     With Fund Information for the year ended December 31, 1997   7-8

Statements of Changes in Net Assets Available for Benefits,
     With Fund Information for the year ended December 31, 1996  9-11

Notes to Financial Statements                                   12-17

Additional Information:

     Schedule of Assets Held for Investment Purposes
          at December 31, 1997                             Schedule I

     Schedule of Reportable Transactions (Transactions
          Involving an Amount in Excess of 5% of the
          Current Value of Program Assets) For the year
          ended December 31, 1997                         Schedule II



Report of Independent Accountants

To the Participants, Retirement Committee, and
     National Employee Benefits Committee
     as Administrator of the Blue Cross and
     Blue Shield Tax-Favored Savings Program:

We have audited the accompanying statement of net assets available for benefits of the Blue Cross and Blue Shield Tax-Favored Savings Program (the "Program") as of December 31, 1997 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Program at December 31, 1997 and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coopers & Lybrand L.L.P.
St. Louis, Missouri
June 20, 1998



To the Participants, Retirement Committee, and National Employee Benefits Committee as
Administrator of the Blue Cross and Blue
Shield Tax-Favored Savings Program

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tax-Favored Savings Program (the Program) at December 31, 1996, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Program's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the financial statements of the Tax-Favored Savings Program for any period subsequent to December 31, 1996.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP
St. Louis, Missouri
April 4, 1997



Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Net Assets Available for Benefits, With Fund Information
December 31, 1997

                                                                  Fund information
                                      -------------------------------------------------------------------
                                                      Invesco         ITC         Invesco         ITC
                                      RightCHOICE    Retirement     Capital      Retirement      Common
                                         Common     Trust Equity  Preservation   Trust Flex      Stock
                                       Stock Fund       Fund          Fund          Fund          Fund


                ASSETS

Investments at fair value                $342,227   $12,089,211    $5,832,188   $11,001,982    $3,809,772

Contributions receivable
        Participant                           870        20,264        13,421        20,693        12,056
        Employer                              351         8,462         6,155         9,009         4,940

Net assets available for benefits        $343,448   $12,117,937    $5,851,764   $11,031,684    $3,826,768


                                          The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Net Assets Available for Benefits, With Fund Information, Continued
December 31, 1997

                                                                  Fund information
                                      -------------------------------------------------------------------
                                        Invesco                       ITC           ITC           ITC
                                       Retirement       ITC        Principal    Intermediate    Growth &
                                      Trust Income   500 Index     Protection      Return        Income
                                          Fund          Fund          Fund          Fund          Fund


                ASSETS

Investments at fair value                $149,457    $2,278,656      $100,814      $159,355       $67,795

Contributions receivable
        Participant                           222         8,079           419           870           780
        Employer                               98         3,135           164           386           319

Net assets available for benefits        $149,777    $2,289,870      $101,397      $160,611       $68,894


                                          The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Net Assets Available for Benefits, With Fund Information, Continued
December 31, 1997




                                                                  Fund information
                                      -------------------------------------------------------------------
                                          ITC          Trust          IIF                       Fidelity
                                        Maximum       Company        Select        SoGen         Equity
                                      Appreciation  Style Neutral    Income     International  Income II
                                          Fund          Fund          Fund          Fund          Fund


                ASSETS

Investments at fair value                $330,496      $203,063       $50,081      $251,606      $694,706

Contributions receivable
        Participant                         2,380         1,371           455         1,334         3,182
        Employer                              928           502           156           516         1,232

Net assets available for benefits        $333,804      $204,936       $50,692      $253,456      $699,120


                                          The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Net Assets Available for Benefits, With Fund Information, Continued
December 31, 1997




                                                                  Fund information
                                      -------------------------------------------------------------------
                                                        IDF
                                       Templeton       Small        Invesco
                                        Foreign       Company       Dynamics      Loans to
                                          Fund          Fund          Fund      Participants     Total


                ASSETS

Investments at fair value                $221,995      $300,789      $977,608    $2,498,242   $41,360,043

Contributions receivable
        Participant                         1,525         1,414         3,679                      93,014
        Employer                              637           565         1,427                      38,982

Net assets available for benefits        $224,157      $302,768      $982,714    $2,498,242   $41,492,039


                                          The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Net Assets Available for Benefits, With Fund Information
December 31, 1996

                                                                  Fund information
                                      -------------------------------------------------------------------
                                                      Invesco         ITC         Invesco         ITC
                                      RightCHOICE    Retirement     Capital      Retirement      Common
                                         Common     Trust Equity  Preservation   Trust Flex      Stock
                                       Stock Fund       Fund          Fund          Fund          Fund


                ASSETS

Investments at fair value                $469,216    $9,635,382    $6,040,882    $9,529,773    $3,366,455

Contributions receivable
        Participant                         2,469        23,442        21,575        27,654        15,123
        Employer                              938        10,330         9,834        12,393         6,876

Net assets available for benefits        $472,623    $9,669,154    $6,072,291    $9,569,820    $3,388,454


                                          The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Net Assets Available for Benefits, With Fund Information, Continued
December 31, 1996

                                                                  Fund information
                                      -------------------------------------------------------------------
                                        Invesco                       ITC           ITC           ITC
                                       Retirement       ITC        Principal    Intermediate    Growth &
                                      Trust Income   500 Index     Protection      Return        Income
                                          Fund          Fund          Fund          Fund          Fund


                ASSETS

Investments at fair value                $179,657      $592,402       $81,292       $90,199       $38,055

Contributions receivable
        Participant                           134         3,353           378           455           315
        Employer                               68         1,313           147           189           152

Net assets available for benefits        $179,859      $597,068       $81,817       $90,843       $38,522


                                          The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Net Assets Available for Benefits, With Fund Information, Continued
December 31, 1996




                                                                  Fund information
                                      -------------------------------------------------------------------
                                          ITC          Trust          IIF                       Fidelity
                                        Maximum       Company        Select        SoGen         Equity
                                      Appreciation  Style Neutral    Income     International  Income II
                                          Fund          Fund          Fund          Fund          Fund


                ASSETS

Investments at fair value                $211,579      $113,992       $12,535      $248,998      $622,685

Contributions receivable
        Participant                         1,858           672           357         1,334         3,175
        Employer                              684           272           112           489         1,170

Net assets available for benefits        $214,121      $114,936       $13,004      $250,821      $627,030


                                          The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Net Assets Available for Benefits, With Fund Information, Continued
December 31, 1996




                                                                  Fund information
                                      -------------------------------------------------------------------
                                                        IDF
                                       Templeton       Small        Invesco
                                        Foreign       Company       Dynamics      Loans to
                                          Fund          Fund          Fund      Participants     Total


                ASSETS

Investments at fair value                $151,329      $181,330      $825,082    $2,351,603   $34,742,446

Contributions receivable
        Participant                           723           783         3,984                     107,784
        Employer                              272           331         1,514                      47,084

Net assets available for benefits        $152,324      $182,444      $830,580    $2,351,603   $34,897,314


                                          The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Changes in Net Assets Available for Benefits, with Fund Information
December 31, 1997

                                                                                          Fund information
                                                              -------------------------------------------------------------------
                                                                              Invesco         ITC         Invesco         ITC
                                                              RightCHOICE    Retirement     Capital      Retirement      Common
                                                                 Common     Trust Equity  Preservation   Trust Flex      Stock
                                                               Stock Fund       Fund          Fund          Fund          Fund


    ASSETS

Additions to net assets attributed to:
    Participant contributions                                     $67,319      $622,098      $388,953      $615,607      $352,940
    Employer contributions                                         25,101       269,417       188,736       272,546       160,225
    Rollover contributions                                          3,196        13,926        71,966        28,547        43,278
    Dividends and interest                                          2,174                     376,591
    Net appreciation (depreciation) in fair value of investments  (29,027)    3,054,539                   2,378,480       763,656
    Loan payments                                                   6,729       318,614       279,501       292,008       121,666

                                                                   75,492     4,278,594     1,305,747     3,587,188     1,441,765

Deductions from net assets attributed to:
    Benefits paid to participants                                  36,000     1,206,222     1,369,202     1,289,193       422,640
    Loan disbursements                                             13,588       449,023       284,858       409,862       102,435
    Management fees and forfeitures                                 5,651        57,939        13,690        48,444        21,853

                                                                   55,239     1,713,184     1,667,750     1,747,499       546,928

Net interfund transfers                                          (149,428)     (116,627)      141,476      (377,825)     (456,523)

    Net increase (decrease)                                      (129,175)    2,448,783      (220,527)    1,461,864       438,314

Net assets, beginning of year                                     472,623     9,669,154     6,072,291     9,569,820     3,388,454

Net assets, end of year                                          $343,448   $12,117,937    $5,851,764   $11,031,684    $3,826,768


                                                       The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Changes in Net Assets Available for Benefits, with Fund Information, Continued
December 31, 1997

                                                                                          Fund information
                                                              -------------------------------------------------------------------
                                                                Invesco                       ITC           ITC           ITC
                                                               Retirement       ITC        Principal    Intermediate    Growth &
                                                              Trust Income   500 Index     Protection      Return        Income
                                                                  Fund          Fund          Fund          Fund          Fund


    ASSETS

Additions to net assets attributed to:
    Participant contributions                                      $5,585      $173,138       $11,662       $16,808       $24,696
    Employer contributions                                          2,478        66,081         4,502         7,075         9,403
    Rollover contributions                                          2,885        46,873                       1,954         1,057
    Dividends and interest
    Net appreciation (depreciation) in fair value of investments   16,058       382,185        10,176        17,744         9,638
    Loan payments                                                   1,737        37,068         3,916         5,435           752

                                                                   28,743       705,345        30,256        49,016        45,546

Deductions from net assets attributed to:
    Benefits paid to participants                                  28,110        99,701         6,327         5,162        17,365
    Loan disbursements                                             16,840        48,498         2,464         6,938         1,227
    Management fees and forfeitures                                   704         4,470           397           594           386

                                                                   45,654       152,669         9,188        12,694        18,978

Net interfund transfers                                           (13,171)    1,140,126        (1,488)       33,446         3,804

    Net increase (decrease)                                       (30,082)    1,692,802        19,580        69,768        30,372

Net assets, beginning of year                                     179,859       597,068        81,817        90,843        38,522

Net assets, end of year                                          $149,777    $2,289,870      $101,397      $160,611       $68,894


                                                        The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Changes in Net Assets Available for Benefits, with Fund Information, Continued
December 31, 1997




                                                                                          Fund information
                                                              -------------------------------------------------------------------
                                                                  ITC          Trust          IIF                       Fidelity
                                                                Maximum       Company        Select        SoGen         Equity
                                                              Appreciation  Style Neutral    Income     International  Income II
                                                                  Fund          Fund          Fund          Fund          Fund


    ASSETS

Additions to net assets attributed to:
    Participant contributions                                     $63,823       $27,161        $8,597       $38,292      $103,170
    Employer contributions                                         23,393        10,120         2,868        14,189        37,788
    Rollover contributions                                         10,022         2,072           563         4,342         3,818
    Dividends and interest                                                                      6,690        25,204        72,440
    Net appreciation (depreciation) in fair value of investments   52,737        37,536           441         1,536        72,950
    Loan payments                                                   5,933         2,390           828         7,863        15,385

                                                                  155,908        79,279        19,987        91,426       305,551

Deductions from net assets attributed to:
    Benefits paid to participants                                  14,183         2,159           215        70,102        46,298
    Loan disbursements                                              9,696         3,513           938         9,355        20,483
    Management fees and forfeitures                                 1,374         1,155           129           360         1,307

                                                                   25,253         6,827         1,282        79,817        68,088

Net interfund transfers                                           (10,972)       17,548        18,983        (8,974)     (165,373)

    Net increase (decrease)                                       119,683        90,000        37,688         2,635        72,090

Net assets, beginning of year                                     214,121       114,936        13,004       250,821       627,030

Net assets, end of year                                          $333,804      $204,936       $50,692      $253,456      $699,120


                                                       The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Changes in Net Assets Available for Benefits, with Fund Information, Continued
December 31, 1997




                                                                                          Fund information
                                                              -------------------------------------------------------------------
                                                                                IDF
                                                               Templeton       Small        Invesco
                                                                Foreign       Company       Dynamics      Loans to
                                                                  Fund          Fund          Fund      Participants     Total


    ASSETS

Additions to net assets attributed to:
    Participant contributions                                     $36,225       $36,623      $102,588                  $2,695,285
    Employer contributions                                         13,823        13,978        39,478                   1,161,201
    Rollover contributions                                          6,225         9,997         3,787                     254,508
    Dividends and interest                                         25,755        76,841       118,963                     704,658
    Net appreciation (depreciation) in fair value of investments  (14,037)      (22,764)       48,814                   6,780,662
    Loan payments                                                   5,003         8,665        22,740     $(947,376)      188,857

                                                                   72,994       123,340       336,370      (947,376)   11,785,171

Deductions from net assets attributed to:
    Benefits paid to participants                                  34,101         8,402        30,317                   4,685,699
    Loan disbursements                                              4,912         8,551        45,318    (1,094,015)      344,484
    Management fees and forfeitures                                   278            88         1,444                     160,263

                                                                   39,291        17,041        77,079    (1,094,015)    5,190,446

Net interfund transfers                                            38,130        14,025      (107,157)                          0

    Net increase (decrease)                                        71,833       120,324       152,134       146,639     6,594,725

Net assets, beginning of year                                     152,324       182,444       830,580     2,351,603    34,897,314

Net assets, end of year                                          $224,157      $302,768      $982,714    $2,498,242   $41,492,039


                                                        The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Changes in Net Assets Available for Benefits, with Fund Information
December 31, 1996

                                                                                          Fund information
                                                              -----------------------------------------------------
                                                                               American Express Trust
                                                              RightCHOICE   ----------------------------  IDS Cash
                                                                 Common       Research     Collective    Management
                                                               Stock Fund     150 Fund    Income Fund II    Fund


    ASSETS

Additions to net assets attributed to:
    Participant contributions                                     $70,701      $184,810      $100,780       $42,311
    Employer contributions                                         26,468        73,548        45,091        34,163
    Rollover contributions                                            789        28,789
    Dividends and interest                                          1,880                                    19,612
    Net appreciation (depreciation) in fair value of investments  (57,207)      642,099        75,549
    Loan payments                                                   9,808        85,671        50,604        17,443

                                                                   52,439     1,014,917       272,024       113,529

Deductions from net assets attributed to:
    Benefits paid to participants                                  22,352       293,978       206,332       113,152
    Loan disbursements                                             16,752        98,064        67,149        22,467

                                                                   39,104       392,042       273,481       135,619

Net interfund transfers                                           270,851    (9,117,312)   (5,105,832)   (1,489,740)

    Net increase (decrease)                                       284,186    (8,494,437)   (5,107,289)   (1,511,830)

Net assets, beginning of year                                     188,437     8,494,437     5,107,289     1,511,830

Net assets, end of year                                          $472,623            $0            $0            $0


                                                       The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Changes in Net Assets Available for Benefits, with Fund Information, Continued
December 31, 1996

                                                                                          Fund information
                                                              -----------------------------------------------------
                                                                                            Invesco         ITC
                                                                  IDS         IDS New      Retirement     Capital
                                                                 Mutual      Dimensions   Trust Equity  Preservation
                                                                  Fund          Fund          Fund          Fund


    ASSETS

Additions to net assets attributed to:
    Participant contributions                                    $191,320      $126,550      $500,684      $403,592
    Employer contributions                                         78,785        48,743       202,214       216,126
    Rollover contributions                                                       28,000        26,642        17,083
    Dividends and interest                                         90,850                                   253,350
    Net appreciation (depreciation) in fair value of investments  151,982       228,043     1,111,498
    Loan payments                                                  81,608        39,780       230,619       182,904

                                                                  594,545       471,116     2,071,657     1,073,055

Deductions from net assets attributed to:
    Benefits paid to participants                                 293,284       145,728       675,659       473,049
    Loan disbursements                                            111,948        26,702       289,159       250,531

                                                                  405,232       172,430       964,818       723,580

Net interfund transfers                                        (9,427,667)   (3,738,217)    8,562,315     5,722,816

    Net increase (decrease)                                    (9,238,354)   (3,439,531)    9,669,154     6,072,291

Net assets, beginning of year                                   9,238,354     3,439,531             0             0

Net assets, end of year                                                $0            $0    $9,669,154    $6,072,291


                                                       The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Changes in Net Assets Available for Benefits, with Fund Information, Continued
December 31, 1996

                                                                                          Fund information
                                                              -----------------------------------------------------
                                                                Invesco         ITC         Invesco
                                                               Retirement      Common      Retirement       ITC
                                                               Trust Flex      Stock      Trust Income   500 Index
                                                                  Fund          Fund          Fund          Fund


    ASSETS

Additions to net assets attributed to:
    Participant contributions                                    $529,643      $319,145        $2,227       $40,087
    Employer contributions                                        223,257       122,230         1,023        15,419
    Rollover contributions                                          4,110        44,723                      14,660
    Dividends and interest
    Net appreciation (depreciation) in fair value of investments  937,583       287,789         2,875        65,334
    Loan payments                                                 219,859       114,295           579         6,675

                                                                1,914,452       888,182         6,704       142,175

Deductions from net assets attributed to:
    Benefits paid to participants                                 546,479       299,368                      26,458
    Loan disbursements                                            319,224       108,157           533         5,536

                                                                  865,703       407,525           533        31,994

Net interfund transfers                                         8,521,071     2,907,797       173,688       486,887

    Net increase (decrease)                                     9,569,820     3,388,454       179,859       597,068

Net assets, beginning of year                                           0             0             0             0

Net assets, end of year                                        $9,569,820    $3,388,454      $179,859      $597,068


                                                     The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Changes in Net Assets Available for Benefits, with Fund Information, Continued
December 31, 1996

                                                                                          Fund information
                                                              -----------------------------------------------------
                                                                  ITC           ITC           ITC           ITC
                                                               Principal    Intermediate    Growth &      Maximum
                                                               Protection      Return        Income     Appreciation
                                                                  Fund          Fund          Fund          Fund


    ASSETS

Additions to net assets attributed to:
    Participant contributions                                      $4,356        $5,902        $5,897       $17,496
    Employer contributions                                          1,755         2,459         2,605         6,887
    Rollover contributions                                                                                   13,908
    Dividends and interest
    Net appreciation (depreciation) in fair value of investments    3,060         6,193         3,799        11,107
    Loan payments                                                   1,874         1,956           471         1,430

                                                                   11,045        16,510        12,772        50,828

Deductions from net assets attributed to:
    Benefits paid to participants                                                14,063        14,288        20,024
    Loan disbursements                                                576           248                       1,261

                                                                      576        14,311        14,288        21,285

Net interfund transfers                                            71,348        88,644        40,038       184,578

    Net increase (decrease)                                        81,817        90,843        38,522       214,121

Net assets, beginning of year                                           0             0             0             0

Net assets, end of year                                           $81,817       $90,843       $38,522      $214,121


                                                        The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Changes in Net Assets Available for Benefits, with Fund Information, Continued
December 31, 1996




                                                                                          Fund information
                                                              -----------------------------------------------------
                                                                 Trust          IIF                       Fidelity
                                                                Company        Select        SoGen         Equity
                                                              Style Neutral    Income     International  Income II
                                                                  Fund          Fund          Fund          Fund


    ASSETS

Additions to net assets attributed to:
    Participant contributions                                      $7,989        $1,818       $16,916       $40,959
    Employer contributions                                          3,175           647         6,872        14,893
    Rollover contributions                                          1,912                                     3,293
    Dividends and interest                                                          498        17,537        32,423
    Net appreciation (depreciation) in fair value of investments   11,675           358        (6,955)       13,276
    Loan payments                                                     808           270         4,922         6,775

                                                                   25,559         3,591        39,292       111,619

Deductions from net assets attributed to:
    Benefits paid to participants
    Loan disbursements                                                              507           974           655

                                                                        0           507           974           655

Net interfund transfers                                            89,377         9,920       212,503       516,066

    Net increase (decrease)                                       114,936        13,004       250,821       627,030

Net assets, beginning of year                                           0             0             0             0

Net assets, end of year                                          $114,936       $13,004      $250,821      $627,030


                                                       The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program


Statements of Changes in Net Assets Available for Benefits, with Fund Information, Continued
December 31, 1996




                                                                                          Fund information
                                                              -------------------------------------------------------------------
                                                                                IDF
                                                               Templeton       Small        Invesco
                                                                Foreign       Company       Dynamics      Loans to
                                                                  Fund          Fund          Fund      Participants     Total


    ASSETS

Additions to net assets attributed to:
    Participant contributions                                      $8,344       $10,765       $50,448            $0    $2,682,740
    Employer contributions                                          3,211         4,564        18,587                   1,152,722
    Rollover contributions                                          3,108         3,108        24,567                     214,692
    Dividends and interest                                          4,426        15,202        77,746       178,967       692,491
    Net appreciation (depreciation) in fair value of investments    5,034        (5,819)      (37,703)                  3,449,570
    Loan payments                                                   1,469         3,452         5,321    (1,068,593)            0

                                                                   25,592        31,272       138,966      (889,626)    8,192,215

Deductions from net assets attributed to:
    Benefits paid to participants                                   9,763                      29,233       206,360    $3,389,570
    Loan disbursements                                                502           474        11,379    (1,332,798)            0

                                                                   10,265           474        40,612    (1,126,438)    3,389,570

Net interfund transfers                                           136,997       151,646       732,226                           0

    Net increase (decrease)                                       152,324       182,444       830,580       236,812     4,802,645

Net assets, beginning of year                                           0             0             0     2,114,791    30,094,669

Net assets, end of year                                          $152,324      $182,444      $830,580    $2,351,603   $34,897,314


                                                       The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri
Tax-Favored Savings Program

Notes to Financial Statements

1. Description of the Program:

   A. Overview: Following is a summary of the various provisions of the Tax-Favored Savings Program (the
      "Program"), copies of which are available to all participants. Participants should refer to the Program document for more detailed information.

      The Program was established, effective June 1, 1987, for the purpose of providing employees of Blue Cross and Blue Shield of Missouri (the "Company or BCBSMo") the opportunity to defer a portion of their annual base compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the "Code"). The Program is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

      Beginning in 1994, RightCHOICE Managed Care, Inc. ("RightCHOICE"), an approximately 80%-owned subsidiary of BCBSMo, began serving as sponsor of the Program, and BCBSMo became a participating employer. The Program administrator is the National Employee Benefits Committee of the Blue Cross and Blue Shield Association.

      Contributions to the Program and investment earnings are held in a common collective trust for the exclusive benefit of participants and their beneficiaries in accordance with the Tax-Favored Savings Program Agreement. The Blue Cross and Blue Shield Association is responsible for the National 401(k) Master Trust (the "Trust") at INVESCO Trust Company (the "Trustee"). Contributions and investment earnings are not commingled as in a master trust, therefore, master trust financial statements are not attached.

      Participant accounts are valued daily and investment selections may be changed on any business day.

      Effective April 1, 1996, the Program appointed INVESCO Trust Company, a trust company incorporated in the state of Colorado, as Trustee of the Program. In addition, effective April 1, 1996, the Program authorized certain registered investment company funds managed by INVESCO Trust Company as investment funds in the Program. In connection with this action, the Program directed the prior trustee, American Express Company, to transfer participant investment accounts to INVESCO Trust Company on April 1, 1996.

   B. Participation/contributions:   The Program, which is a
      defined contribution plan qualified under section 401(k) of the Code, covers all eligible full-time employees of BCBSMo and its subsidiaries. Employees become eligible after completing one year of service and attaining age 21. Effective February 1, 1998, employees become eligible after 90 days of service and attaining age 21.

      Participants may contribute from 1% to 10% of their annual compensation up to a maximum dollar contribution amount ($9,500 in 1997 and 1996). Effective February 1, 1998,
      participants may contribute from 1% to 15%. Employer matching contributions are 60% of employee contributions on the first 5% of annual compensation. No matching contribution is provided on employee contributions in excess of 5% of the employee's annual compensation.

      In addition to matching contributions, the Company may make a discretionary contribution out of its net profits, if any, for each plan year. There were no discretionary contributions made during 1997 and 1996.

      The Program permits each participant to allocate their account balance in multiples of 1% to one or more of the following 18 investment funds:

      RightCHOICE Common Stock Fund - Funds are invested in a portfolio of RightCHOICE common stock.

      Invesco Retirement Trust Equity Fund (Value Stock Fund) -
      Funds are invested in a portfolio of "value" common stocks and securities convertible into common stocks.

      ITC Capital Preservation Fund (Income Fund) - Funds are invested in a portfolio consisting primarily of investment contracts with banks and insurance companies.

      Invesco Retirement Trust Flex Fund (Balanced Fund) - Funds are invested in a portfolio of fixed income investments and "value" stocks.

      ITC Common Stock Fund (Growth Stock Fund) - Funds are invested in a portfolio of "growth" stocks of companies whose earnings are expected to grow more quickly than the economy as a whole.

      Invesco Retirement Trust Income Fund (Bond Fund) - Funds are invested in a portfolio of high grade bonds with intermediate maturity dates.

      ITC 500 Index Fund (S&P Index Fund) - Funds are invested in a portfolio of common stock index funds representing 400 industrial, 40 financial, 40 utility and 20 transportation stocks.

      ITC Principal Protection Fund (Stable Principal Fund) - Funds are invested in a conservative portfolio for the investor with a time horizon of five years or less.

      ITC Intermediate Return Fund (Strategic Income Fund) - Funds are invested in a moderately conservative portfolio for the investor with a five to ten year horizon.

      ITC Growth & Income Fund (Equity Income Fund) - Funds are invested in a moderately aggressive portfolio for the investor with a ten to fifteen year time frame.

      ITC Maximum Appreciation Fund (Strategic Growth Fund) - Funds are invested in an aggressive portfolio for the investor with a time horizon of at least fifteen years.

      Trust Company Style Neutral Fund (Core Stock Fund) - Funds are invested in a portfolio of common stock balanced as to investment options to include both high growth and blue chip "value" companies.

      IIF Select Income Fund - Funds are invested in a portfolio of high quality and below investment grade bonds.

      SoGen International Fund - Funds are invested in a portfolio of global stocks and dollar denominated bonds with opportunistic investments in gold-related securities.

      Fidelity Equity Income II Fund - Funds are invested in a portfolio of high dividend paying stocks and one or more of the following: debt securities, foreign securities and stock index futures.

      Templeton Foreign Fund - Funds are invested in a portfolio of foreign stocks and foreign government bonds.

      IDF Small Company Fund - Funds are invested in a broadly diversified portfolio of primarily over-the-counter stocks.

      Invesco Dynamics Fund - Funds are invested in a portfolio consisting of emerging growth stocks.

      Net earnings of each fund, including unrealized appreciation or depreciation of fund investments, are allocated to each participant based on the ratio of the participant's account value to total fund value at the end of the preceding day.

      Investment selections may be changed and past savings may be transferred between funds at any time, and employees may change contribution amounts four times per year and/or discontinue contributions at any time.

      Participants become vested in employer matching and discretionary contributions and earnings thereon based on their years of service as follows:


   Plan Years of Service                     Vested Percentage

   Less than three years                           0%
   Three years but less than four years       33-1/3%
   Four years but less than five years        66-2/3%
   Greater than five years                       100%

      Participants also become 100% vested in employer contributions upon attaining age 65, become permanently and totally disabled, or upon death.

   C. Distributions/Loans: If a participant's employment with BCBSMo or RightCHOICE is terminated due to retirement, pursuant to the terms of the Program, the total amount of a participant's account shall be distributed in cash to the participant according to one of the options as described in the Program and as elected by the participant. If a participant's employment with BCBSMo or RightCHOICE is terminated for any reason other than retirement pursuant to the terms of the Program, the total vested amount of the participant's account shall be distributed in cash as soon as administratively feasible after the participant terminates employment at the request of the participant. Any forfeitures of terminated participants' nonvested accounts are used to reduce subsequent employer contributions. During 1997, $24,928, ($12,861 in 1996) of employer matching contributions were forfeited by terminating employees before those amounts became vested.

      Participants may withdraw certain defined contributions and related earnings thereon only in the event of a financial hardship as defined by the Program and the Code. Participants may also borrow against the balances of their individual vested account balances. Any such borrowings are treated as a direct investment of the Loan Fund. The minimum loan amount is $500, and the maximum loan amount is the lesser of $50,000 reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made or 50% of the vested account balance. Effective October 1, 1994, each participant is limited to two loans outstanding at any time. The term of a loan may not exceed 4 years and 9 months except for loans used to purchase a principal residence which may be granted for up to 30 years. Interest earned on loans and repayments of loan principal are credited to the participant's selected investment funds. During 1997 and 1996, the interest rates on loans outstanding ranged from 9.25% to 9.5%.

   D. Program Termination: It is the intention of RightCHOICE to continue the Program indefinitely. However, RightCHOICE reserves the right to discontinue its contribution and to change or to terminate the Program at any time by a majority vote of the Board of Directors. In the event of Program termination, participant accounts shall become nonforfeitable.

   2. Summary of Significant Accounting Principles:

   A. Basis of Accounting: The financial statements of the Blue Cross and Blue Shield of Missouri Tax-Favored Savings Program have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   B. Contributions: Participant contributions are recognized when withheld from the participant's compensation. The employer's matching contribution is recognized at that time.

   C. Investments: Investments are stated at current value based on the latest quoted market price at December 31, 1997 and 1996 or at estimated fair value as determined by the Trustee. Investment contracts are stated at contract value, defined as cost plus accrued income.

   D. Payment of Benefits:  Benefits are recorded when paid.

   E. Income:  Interest is recorded on the accrual basis.
      Dividend income is recorded on the ex-dividend date.

      Net appreciation (depreciation) of investments is comprised of the change in market value compared to the cost of investments and realized gains or losses on security transactions which represent the difference between proceeds received and average cost.

   F. Expenses: Program expenses are paid by the Program sponsor, RightCHOICE, except for participant loan processing fees which are paid by the individual participant.

   3. Tax Status:

      The Company believes that the amended Program conforms with the requirements of the Internal Revenue Code. The Program has obtained a favorable determination letter dated May 21, 1997 from the Internal Revenue Service indicating that the Program is a qualified employee benefit program exempt from federal income taxes.

   4. Transactions with Parties-in-Interest:

      At December 31, 1997, the Program held units of participation in the Trust Equity Fund, Trust Capital Preservation Fund, Trust Flex Fund, Trust Common Stock Fund, Trust Income Fund, Trust 500 Index Fund, Trust Principal Protection Fund, Trust Intermediate Return Fund, Trust Growth & Income Fund, Trust Maximum Appreciation Fund, Trust Style Neutral Fund, Trust Select Income Fund, Trust Small Company Fund, and Dynamics Fund of INVESCO Trust Company, the Program Trustee. These units had a total aggregate cost of $29,701,475 and total aggregate market value of $37,351,267. During the year, transactions with these funds included in the aggregate 992 purchases and 997 sales totaling approximately $30,462,000 and $41,801,000, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.






Blue Cross and Blue Shield of Missouri                              Schedule I
Tax-Favored Savings Program


Line 27(a) Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 1997



                                                                                                                         Current
   Identity of Issue                       Trustee                    Investment Type        Shares/Unit     Cost         Value

RightCHOICE Stock Fund                INVESCO Trust Company   Company Stock Fund                34,623     $442,899     $342,227
INVESCO Retirement Trust Equity Fund  INVESCO Trust Company   Registered Investment Company    344,520    8,550,049   12,089,211
ITC Capital Preservation Fund         INVESCO Trust Company   Registered Investment Company  5,832,188    5,832,189    5,832,188
INVESCO Retirement Trust Flex Fund    INVESCO Trust Company   Registered Investment Company    331,585    8,209,502   11,001,982
ITC Common Stock Fund                 INVESCO Trust Company   Registered Investment Company     74,570    2,980,195    3,809,772
INVESCO Retirement Trust Income Fund  INVESCO Trust Company   Registered Investment Company      7,392      139,852      149,457
ITC 500 Index Fund                    INVESCO Trust Company   Registered Investment Company    101,726    1,906,292    2,278,656
ITC Principal Protection Fund         INVESCO Trust Company   Registered Investment Company      6,919       90,316      100,814
ITC Intermediate Return Fund          INVESCO Trust Company   Registered Investment Company      9,741      142,745      159,355
ITC Growth & Income Fund              INVESCO Trust Company   Registered Investment Company      3,863       58,337       67,795
ITC Maximum Appreciation Fund         INVESCO Trust Company   Registered Investment Company     17,807      271,247      330,496
ITC Style Neutral Fund                INVESCO Trust Company   Registered Investment Company      9,660      160,585      203,063
IIF Select Income Fund                INVESCO Trust Company   Registered Investment Company      7,508       50,082       50,081
SoGen International Fund              INVESCO Trust Company   Registered Investment Company      9,886      267,099      251,606
Fidelity Equity Income II Fund        INVESCO Trust Company   Registered Investment Company     25,720      642,818      694,706
Templeton Foreign Fund                INVESCO Trust Company   Registered Investment Company     22,311      235,478      221,995
IDF Small Company Fund                INVESCO Trust Company   Registered Investment Company     25,730      343,012      300,789
INVESCO Dynamics Fund                 INVESCO Trust Company   Registered Investment Company     70,029      967,072      977,608
Loans to Participants*                INVESCO Trust Company   Loans Other Than Mortgages     2,498,242    2,498,242    2,498,242

                                                                                                        $33,788,011  $41,360,043

* Interest Rate on loans ranged from 9.25% to 9.50%

                                               The accompanying notes are an integral part of the financial statements.


Blue Cross and Blue Shield of Missouri                             Schedule II
Tax-Favored Savings Program


Line 27(d) Form 5500 - Schedule of Reportable Transactions
(Transactions Involving an Amount in Excess of 5% of the Current Value of Program Assets)
for the year ended December 31, 1997




                                                        Number of                  Number
Identity of Trustee/                                    Purchase      Purchase     of Sale    Selling    Cost of       Net Gains
Party Involved           Description of Asset           Transactions   Price** Transactions   Price**     Asset        or (loss)

INVESCO Trust Company    ITC Capital Preservation Fund*    173       $2,380,915     164     $2,589,607   $2,589,607           $0

INVESCO Trust Company    INVESCO Retirement Trust          113        1,754,489     167      2,355,199    1,783,750      571,449
                         Equity Fund*

INVESCO Trust Company    INVESCO Retirement Trust                                   164      2,590,370    2,100,396      489,974
                         Flex Fund*


* Party-in-interest
** Represents more than 5% of the Program's assets


                                               The accompanying notes are an integral part of the financial statements.
